As filed with the Securities and Exchange Commission on         October 18, 2007

                                                           Registration No. 333-
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                     LONGTOP FINANCIAL TECHNOLOGIES LIMITED
   --------------------------------------------------------------------------
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   -------------------------------------------
                   (Translation of issuer's name into English)

                                 Cayman Islands
            ---------------------------------------------------------
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             ------------------------------------------------------
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                              New York, N.Y. 10005
                                 (212) 250-9100
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       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                      Law Debenture Corporate Services Inc.
                          4th Floor, 400 Madison Avenue
                              New York, N.Y. 10017
                                 (212) 750-6474
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       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

     David T. Zhang, Esq.                   Francis Fitzherbert-Brockholes, Esq.
    Latham & Watkins LLP                             White & Case LLP
41st Floor, One Exchange Square                     5 Old Broad Street
      8 Connaught Place                              London EC2N 1DW
     Central, Hong Kong                              +44-20-7532-1000
      +852-2912-2503

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
  If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

                                                                  Proposed                     Proposed             Amount of
      Title of each class               Amount to be         maximum aggregate price       maximum aggregate      registration
of Securities to be registered          registered               per unit(1)               offering price(2)         fee
--------------------------------   ---------------------   ---------------------------   --------------------   ---------------
American Depositary Shares         100,000,000 American                          $0.05             $5,000,000           $153.50
evidenced by American              Depositary Shares
Depositary Receipts, each
American Depositary Share
representing one ordinary
share, par value $0.01 each, of
Longtop Financial Technologies
Limited

1 For the purpose of this table only the term "unit" is defined as one American
  Depositary Share.
2 Estimated solely for the purpose of calculating the registration fee.
  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the

================================================================================

Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a)may determine.

     This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                             -----------------------

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.            Description of Securities to be Registered

                              Cross Reference Sheet

                                                  Location in Form of Receipt
Item Number and Caption                          Filed Herewith as Prospectus
--------------------------------------------   ---------------------------------
1. Name and address of depositary              Face of American Depositary
                                               Receipt, Introductory paragraph

2. Title of American Depositary Receipts       Face of American Depositary
and identity of deposited securities           Receipt, top center
  Terms of Deposit:
  (i) The amount of deposited securities       Face of American Depositary
  represented  by one unit of American         Receipt, upper right corner
  Depositary Receipts
  (ii) The procedure for voting,               Article 15
  if  any, the deposited securities
  (iii) The collection and distribution of     Articles 2, 4, 9, 13 and 21
  dividends
  (iv) The  transmission of notices,           Articles 12, 15 and 21
  reports and proxy soliciting material
  (v) The sale or exercise of rights           Articles 2, 6, 9, 13 and 21
  (vi) The deposit or sale of securities       Articles 3, 4, 6, 8, 9 and 16
  resulting from dividends, splits or plans
  of reorganization
  (vii) Amendment,  extension  or              Articles 20 and 21
  termination  of the deposit agreement
  (viii) Rights of holders of Receipts to      Articles 12
  inspect the transfer books of the
  depositary  and the  list of holders of
  Receipts
  (ix) Restrictions  upon  the  right  to      Articles 2, 4, 6 and 22
  deposit or withdraw the underlying
  securities
  (x) Limitation upon the liability of the     Article 10
  depositary

3. Fees and Charges                            Article 9

Item - 2.            Available Information

  Public Reports furnished by issuer           Article 12

Longtop Financial Technologies Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.            Exhibits

         a. Form of Deposit Agreement among Longtop Financial Technologies Limited (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

         b. Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

         c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

         d. Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

         e.  Certification under Rule 466. - Not Applicable.

         f. Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.

Item - 4.            Undertakings

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on October 18, 2007.

                                     Legal entity created by the form of Deposit
                                     Agreement for the issuance of American
                                     Depositary Receipts for Ordinary Shares, par value $0.01 per share, of Longtop Financial Technologies Limited

                                     DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                     AS DEPOSITARY


                                     By: /s/ Clare Benson
                                         ---------------------------------------
                                     Name:  Clare Benson
                                     Title: Vice President


                                     By: /s/ Jeff Margolick
                                         ---------------------------------------
                                     Name:  Jeff Margolick
                                     Title: Director

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Xiamen, People's Republic of China, on October 18, 2007.

                                     LONGTOP FINANCIAL TECHNOLOGIES LIMITED


                                     By: /s/ Weizhou Lian
                                         ---------------------------------------
                                     Name:  Weizhou Lian
                                     Title: Chief Executive Officer and Director

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Weizhou Lian and Derek Palaschuk, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he may or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on October 18, 2007.

              SIGNATURE                                    TITLE


/s/ Xiaogong Jia                             Chairman of the Board of Directors
----------------------------------------
Xiaogong Jia


/s/ Weizhou Lian                            Chief Executive Officer and Director
----------------------------------------       (principal executive officer)
Weizhou Lian


/s/ Derek Palaschuk                               Chief Financial Officer
----------------------------------------       (principal financial officer)
Derek Palaschuk


/s/ Paul Wolansky                                        Director
----------------------------------------
Paul Wolansky


/s/ Yaoqing Chen                                         Director
----------------------------------------
Yaoqing Chen

              SIGNATURE                                    TITLE


/s/ Thomas Gurnee                                         Director
----------------------------------------
Thomas Gurnee


/s/ Xiaohong Chen                                         Director
----------------------------------------
Xiaohong Chen


/s/ Christopher Farrell                        Authorized U.S. Representative
----------------------------------------
Law Debenture Corporate Services Inc.
Authorized signatory:

Christopher Farrell
Senior Vice President
Law Debenture Corporate Services Inc.

                                INDEX TO EXHIBITS

Exhibit
Number    Exhibit
-------   -------

(a)       Form of Deposit Agreement.

(d) Opinion of White & Case LLP, counsel to the Depositary, as to legality of the securities to be registered.